UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Patheon N.V.

(Name of Subject Company (Issuer))

Thermo Fisher (CN) Luxembourg S.à r.l.

(Offeror)

a wholly owned subsidiary of

Thermo Fisher Scientific Inc.

(Ultimate Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer, or other person))

Ordinary shares, par value €0.01 per share

(Title of Class of Securities)

N6865W105

(CUSIP Number of Class of Securities)

Seth H. Hoogasian

Senior Vice President and General Counsel

Thermo Fisher Scientific Inc.

168 Third Avenue

Waltham, Massachusetts 02451

Telephone:  (781) 622-1198

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Matthew M. Guest, Esq.	Leo F. Groothuis
Wachtell, Lipton, Rosen & Katz	NautaDutilh N.V.
51 West 52nd Street	Beethovenstraat 400
New York, New York 10019	1082 P.R. Amsterdam
+1 212 403-1000	The Netherlands
+31 20 71 71 994

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$5,209,219,175.00	$603,749

*                  Calculated solely for purposes of determining the filing fee.  The calculation of the transaction value is determined by adding the sum of (i) 145,136,214 ordinary shares, par value €0.01 per share, of Patheon N.V. multiplied by the offer consideration of $35.00 per share, (ii) the net offer consideration for 1,747,750 outstanding stock options with an exercise price less than $35.00 per share (which is calculated by multiplying the number of shares underlying such outstanding stock options by an amount equal to $35.00 minus the weighted average exercise price for such stock options of $23.28 per share), (iii) 1,408,018 shares subject to issuance pursuant to restricted share units, multiplied by the offer consideration of $35.00 per share and (iv) 1,705,355 shares subject to issuance pursuant to performance share units, multiplied by the offer consideration of $35.00 per share. The foregoing share figures have been provided by the issuer to the offeror and are as of May 30, 2017.

**            The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing.

Amount Previously Paid: $603,749	Filing Party: Thermo Fisher (CN) Luxembourg S.à r.l. and Thermo Fisher Scientific Inc.
Form or Registration No.: Schedule TO	Date Filed: May 31, 2017

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                      Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                      Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on May 31, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) in relation to the tender offer by Thermo Fisher (CN) Luxembourg S.à r.l., a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg (“Purchaser”) and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all outstanding ordinary shares, par value €0.01 per share (the “Shares”), of Patheon N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 59564903 (“Patheon”) at a price of $35.00 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash, upon the terms and subject to the conditions set forth in the offer to purchase dated May 31, 2017 (together with any amendments and supplements thereto, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All information contained in the Offer to Purchase and the Letter of Transmittal, including all schedules thereto, is incorporated herein by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment.  Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is amended and supplemented to add the paragraphs set forth below following the end of the last paragraph:

As previously disclosed in Amendment No. 1 to the Schedule TO, filed with the SEC on June 27, 2017, three putative class action complaints were filed in the United States District Court for the Southern District of New York.

On June 30, 2017, a fourth putative class action complaint was filed by a purported shareholder of Patheon in the United States District Court for the Southern District of New York, captioned Ma v. Patheon N.V. et al., Case No. 1:17-cv-04979 (the “Ma Complaint”), alleging substantially the same claims as the previously disclosed Phillips Complaint, Sciabacucchi Complaint and Bushansky Complaint (collectively, the “Offer Litigation”).

The defendants believe that the claims asserted against them in the Offer Litigation are without merit. However, in order to alleviate the costs, risks and uncertainties inherent in litigation and provide additional information to its shareholders, Patheon has determined to voluntarily supplement the Schedule 14D-9 as described in Amendment No. 3 to the Schedule 14D-9 filed with the SEC on July 20, 2017 (“Amendment No. 3”). Nothing in Amendment No. 3 or this Amendment shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth therein. To the contrary, the defendants specifically deny all allegations against them in the Offer Litigation that any additional disclosure was or is required. The supplemental disclosures will not affect the Offer Consideration to be paid to shareholders of Patheon in connection with the Offer or the timing of the Extraordinary General Meeting.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2017

Thermo Fisher (CN) Luxembourg S.à r.l.

By:	/s/ Sharon Briansky
Name: Sharon Briansky
Title: Empowered Signatory

Thermo Fisher Scientific Inc.

By:	/s/ Seth H. Hoogasian
Name: Seth H. Hoogasian
Title: Senior Vice President and General Counsel

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated May 31, 2017.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees.*

(a)(1)(F)	Text of Summary Advertisement as published in The New York Times on May 31, 2017.*

(a)(5)(A)

Joint Press Release issued by Thermo Fisher Scientific Inc. and Patheon N.V., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(B)

Investor Presentation, dated May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 15, 2017).

(a)(5)(C)

Letter to Thermo Fisher Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 15, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(D)

Transcript of Joint Investor Conference Call held by Thermo Fisher Scientific Inc. and Patheon N.V. on May 15, 2017 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(a)(5)(E)

Letter to Patheon N.V. Employees from Marc Casper, Chief Executive Officer of Thermo Fisher Scientific Inc., dated May 16, 2017 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Thermo Fisher Scientific Inc. with the United States Securities and Exchange Commission on May 16, 2017).

(b)(1)	Commitment Letter, dated May 15, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA and Goldman Sachs Lending Partners LLC.*

(b)(2)	Supplemental Commitment Letter, dated May 26, 2017, by and between Thermo Fisher Scientific Inc., Goldman Sachs Bank USA, Goldman Sachs Lending Partners LLC and the additional lenders party thereto.*

(d)(1)	Purchase Agreement, dated as of May 15, 2017, by and between Thermo Fisher Scientific Inc., Thermo Fisher (CN) Luxembourg S.à r.l. and Patheon N.V.*

(d)(2)	Form of Tender and Support Agreement, dated May 15, 2017.*

(d)(3)	Offer Letter, dated July 14, 2017, by and between Thermo Fisher Scientific Inc. and Michel Lagarde.*

*           Previously filed.

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